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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: November 27, 2002	By "Norie C. Campbell" Name: Norie C. Campbell Title: Associate Vice President, Legal

        Wednesday, November 27, 2002

TD BANK FINANCIAL GROUP
DECLARES DIVIDENDS

TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of twenty-eight cents (28¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending January 31, 2003, payable on and after January 31, 2003 to shareholders of record at the close of business on December 19, 2002.

        In lieu of cash, holders of TD Bank common shares may choose to reinvest their dividends in common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

        At the option of the Bank, purchases of such shares can be made in the open market or issued by the Bank from treasury. At this time, the Bank has elected to issue shares from treasury at a 2 1/2% discount to the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

        Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com, under Investor Information (Shares and Debt Information). Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

        In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on December 18, 2002. Beneficial or non-registered holders should contact their financial institution or broker for instructions on how to participate in advance of the above date.

        TD Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after January 31, 2003 to shareholders of record at the close of business on January 8, 2003:

  •
  Series G, in an amount per share of U.S. $0.3375;

  •
  Series H, in an amount per share of $0.44375;

  •
  Series I, in an amount per share of $0.01;

  •
  Series J, in an amount per share of $0.31875;

  •
  Series K, in an amount per share of $0.459375; and

  •
  Series L, in an amount per share of U.S. $0.40.

For more information contact:	Kim Japp-Delaney
Manager, Shareholder Relations
Legal Department
(416) 944-5743
John McNeil
Senior Manager, External Communications
Corporate & Public Affairs
(416) 944-7161

        Wednesday, November 27, 2002

TD Bank Financial Group implements aggressive strategy for renewed growth and performance after closing 2002 with disappointing results

Annual Highlights

  •
  On an operating cash basis1, diluted earnings per share were $0.68, compared with diluted earnings per share of $3.27 for fiscal 2001.

  •
  On a reported basis2, loss per share was $0.25, compared with diluted earnings per share of $2.05 last year.

  •
  On an operating cash basis, return on common equity was 3.6%, compared with 18.0% in fiscal 2001.

  •
  On a reported basis, return on common equity was (1.3)%, compared with 11.3% last year.

  •
  Total operating revenue was $10,411 million, compared with $10,733 million for fiscal 2001.

Fourth Quarter Highlights

  •
  On an operating cash basis, loss per share for the fourth quarter was $(0.10), compared with diluted earnings per share of $0.78 for the same period last year.

  •
  On a reported basis, loss per share for the fourth quarter was $(0.34), compared with diluted earnings per share of $0.32 for the same period last year.

  •
  On an operating cash basis, return on common equity for the quarter was (2.1)%, compared with 16.8% for the same quarter last year.

  •
  On a reported basis, return on common equity for the quarter was (7.4)%, compared with 6.8% for the same quarter last year.

  •
  Operating cash basis net loss for the quarter was $42 million, compared with operating cash basis net income of $521 million for the same quarter last year.

  •
  Reported net loss applicable to common shares was $219 million for the quarter, compared with reported net income of $203 million for the same quarter last year.

        (For financial results, which include both operating cash and reported earnings, please see table on page 7.) All figures reported in Canadian dollars.

        TORONTO — TD Bank Financial Group (TDBFG) today announced results for the fiscal year ended October 31, 2002, reporting an operating cash basis net income of $526 million or diluted earnings per share of $0.68 per common share, compared with operating cash basis net income of $2,158 million or diluted earnings of $3.27 per share for fiscal 2001. On a reported basis, loss applicable to common shares for the year was $160 million or $0.25 per share, compared with net income applicable to common shares of $1,300 million or diluted earnings per share of $2.05 for the same period last year.

Operating cash basis and reported results referenced in this news release are explained in detail on page 6 under the "How the Bank Reports" section.

2
Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

        For the fourth quarter, TDBFG reported an operating cash basis loss of $42 million or $(0.10) per common share. On a reported basis, net loss applicable to common shares for the quarter was $219 million or $(0.34) per common share, compared with earnings applicable to common shares of $203 million or diluted earnings of $0.32 per share for the same period last year.

        "Following on a very difficult third quarter, the fourth proved equally challenging. Our credit challenges in the corporate loan portfolio were compounded by a rapid deterioration in the U.S. utilities sector towards the end of the year," said A. Charles Baillie, TD Bank Financial Group Chairman and Chief Executive Officer. "Overall, our performance was unsatisfactory, and our financial results confirm that it has been a disappointing year for our shareholders."

        The decline in full-year operating cash basis net income year-over-year was primarily the result of higher than anticipated loan loss provisions in the telecom and utility sectors taken in the third and fourth quarters.

        "Given the developments in the telecom and utility sectors during the last half of the fiscal year, we moved decisively to accelerate our strategy to substantially reduce our corporate loan book and risk profile," said Ed Clark, President and Chief Operating Officer of TD Bank Financial Group. "In dividing our corporate lending business into core and non-core relationships, we have isolated our key risk areas and repositioned our wholesale banking operations."

Loan Loss Provisions

        Deterioration within the utilities sector created higher than anticipated impaired loan formations, which led TDBFG to announce on November 4, 2002 that it would take a higher specific loan loss provision for the quarter of $350 million versus the $175 million provided in earlier guidance and additional sectoral loan loss provisions of $600 million. Of the specific loan loss provision, $263 million was applied against three relationships in the utilities sector. Additionally, TDBFG announced that it would draw down $185 million during the fourth quarter from the $600 million telecom sectoral that it announced in July. By year-end, the sectoral provisions totalled $1,285 million against the non-core portfolio.

        Total loan loss provisions for the fiscal year amounted to $2,925 million, compared with $620 million, excluding the addition to general allowances of $300 million last year.

Capital

        As at October 31, 2002, the Bank's Tier 1 capital ratio was 8.1% compared with 8.4% at October 31, 2001.

Business Segments

Personal and commercial banking

        TD Canada Trust reported record earnings for the quarter, with a fourth quarter performance of $287 million in operating cash earnings or 4% growth over the same period last year.

        Real estate lending volumes, which include mortgages and home equity lines of credit, continued to grow during the quarter, up to $87.9 billion from $85.9 billion in the third quarter and $84.4 billion in the second quarter. Small business and commercial deposits rose quarter-over-quarter from $22.8 billion to $23.8 billion and individual deposits, while up modestly quarter-over-quarter, posted solid year-over-year results of $80.9 billion in the fourth quarter of 2002 versus $75.4 billion in the fourth quarter of 2001. Home and auto insurance offered through TD Meloche Monnex also contributed to TD Canada Trust revenue growth.

        Operational efficiencies in the retail area of TD Canada Trust continue to improve, with expenses decreasing 2% year-over-year. Ongoing investment in infrastructure, coupled with leveraging operating synergies is expected to position TD Canada Trust for continued earnings growth. The operating cash basis efficiency ratio improved by 2.1 percentage points to 58.7%.

        TD Canada Trust generated record results in its Customer Satisfaction Index (CSI), increasing to 84.4%, up from 84.0% the previous quarter and compared to the pre-conversion level of 83.4%.

Wealth management

        Operating cash basis net income for the fourth quarter was $22 million, representing an increase of $3 million or 16% over the same prior year period and $2 million or 10% growth over the third quarter. Net income grew 16% over the prior year, despite reduced investor confidence in the capital markets.

        Assets under management totaled $112 billion at the end of the fourth quarter, down $10 billion or 8.2% from the third quarter, and 5.9% year-over-year, indicative of a difficult market cycle which posed ongoing challenges in the capital markets. Assets under administration totaled $234 billion at the end of the fourth quarter.

        TDBFG's integrated approach to wealth management in Canada continues to demonstrate potential through the alignment of financial planning, discount brokerage and investment advice under the TD Waterhouse brand. An increasing number of TDBFG investment advisors and financial planners provide clients with guidance on a range of choices relative to their investment needs. Referral flow from the retail operations of TD Canada Trust continues to contribute to the momentum of the Bank's wealth strategy.

        In the United States, TDBFG significantly reduced the cost base of its TD Waterhouse operations and continued to build a strong and differentiated brand focused on optimizing customer relationships.

        Outside of North America, TD Waterhouse continues to focus on improved efficiency through cost reductions and the synergies to be generated from its joint venture with The Royal Bank of Scotland Group and its NatWest Stockbrokers subsidiary, which closed during the quarter. The transaction added scale to the European operations of TD Waterhouse and positioned the business to extract greater efficiency from its U.K. platform, which is key in an environment reflective of depressed trading volumes.

Wholesale Bank

        In the fourth quarter, TD Securities' had an operating cash basis net loss of $357 million compared with net income of $239 million in the same quarter last year and a loss of $544 million last quarter.

        Just after the year-end, TDBFG announced the division of its corporate lending into two business groups, 'core' and 'non-core', with the intention of achieving a significantly smaller ongoing corporate loan portfolio. With less capital deployed in the future, TDBFG expects to deliver earnings growth from an adjusted base with lower volatility and improved rates of return. TD Securities is refocusing its strategy to grow its full service investment bank in Canada, while leveraging its structuring, trading and distribution advantages outside of North America. Non-core corporate loans will be aggressively managed with TDBFG exiting those client relationships over time.

        Operating conditions remained challenging in the fourth quarter. Corporate banking results were impacted by significant provisions for credit loss, continued reduction in asset levels and losses on asset sales. Although debt capital markets revenue improved from a poor third quarter, they continue to be impacted by weak corporate activity, low volatility and an uncertain credit environment. However, the Canadian investment banking business was resilient as TD Securities had a solid performance generating good fee and new issue revenues. The equity structured products group also had strong trading revenues in the quarter.

        Despite low levels of transactional-based activity throughout the market, TD Securities lead-managed several major transactions. These included: $2 billion debt offering on behalf of BCE Inc., which represented the largest corporate debt offering ever in the Canadian market; $500 million floating-rate note offering on behalf of Bell Canada; and, $300 million equity offering on behalf of TELUS Corporation, which represented the largest bought-transaction completed in Canada during 2002 to date. Additionally, TD Securities acted as exclusive financial advisors to the Gerdau Group in completing the combination of Co-Steel Inc. with Gerdau's North American operations to create one of the largest steel producing companies in North America.

Conclusion

        "We have made changes to our provisioning, our lending standards, procedures and practices, and have strengthened our organization so that we can manage all of our businesses in an extremely disciplined and conservative manner, with a strict focus on economic returns for all client relationships," said Clark. "Looking ahead, we will leverage the strengths and competitive advantages we have built to generate a solid earnings mix driven by the strong fundamentals in each of our three ongoing businesses, and delivering deserved value for our shareholders."

Further Information:

        Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002

        Scott Lamb, Vice President, Investor Relations (416) 982-5075

        This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include but are not limited to legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

Annual Statement

        The 2002 Annual Statement will be posted on www.td.com on November 27, 2002.

Investor Presentation

        An investor presentation is available by accessing the home page of TD Bank Financial Group at www.td.com and clicking on 2002 4th Quarter and Fiscal Year-End Results.

Webcast

        Live audio and video internet webcast of the 2002 fourth quarter and fiscal year-end teleconference call will be offered, beginning at 3:30 pm EST. The call will be webcast via the TD Bank Financial Group website at www.td.com and will be archived on the web site following the webcast for a minimum period of thirty days.

Replay

        Replay of the teleconference will be available from November 27, 2002 to December 27, 2002 by calling 1-877-289-8525 toll free or in Toronto (416) 640-1917, and entering passcode 217097 followed by the pound (#) key.

REVIEW OF OPERATING PERFORMANCE

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented in the Bank's 2002 Annual Statement and are available at www.td.com. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of the special gain on the sale of the mutual fund record keeping and custody business in the first and third quarter 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001 and Newcrest in the first quarter 2001), the effects of future tax rate reductions on future tax balances in the first and third quarter 2001, and the effect of real estate gains and general allowance increases in the first and second quarter 2001. The Bank views these restructuring costs and special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of trends. In addition, the Bank also excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's operating cash basis results and reported results.

Net Loss

        Operating cash basis net loss for the quarter was $42 million, compared with operating cash basis net income of $521 million for the same quarter last year. On an operating cash basis, basic loss per share was $.10 this quarter compared with diluted earnings per share of $.78 a year ago. Operating cash basis return on total common equity was (2.1)% for the quarter as compared with 16.8% last year.

        Reported net loss applicable to common shares was $219 million for the fourth quarter, compared with reported net income applicable to common shares of $203 million in the same quarter last year. Reported loss per share was $.34 in the quarter compared with reported basic and diluted earnings per share of $.32 in the same quarter last year. Reported return on total common equity was (7.4)% for the quarter as compared with 6.8% last year.

Reconciliation of Operating Cash Basis Results to Reported Results

	For the three months ended Oct. 31		For the twelve months ended Oct. 31
	2002	2001	2002	2001
	(unaudited, millions of dollars)
Net interest income (TEB)	$1,441	$1,341	$5,522	$4,636
Provision for credit losses	(950)	(190)	(2,925)	(620)
Other income	1,054	1,288	4,889	6,097
Non-interest expenses excluding non-cash goodwill/ intangible amortization and restructuring costs	(1,635)	(1,735)	(6,754)	(6,925)

Income before provision for (benefit of) income taxes and non-controlling interest in subsidiaries	(90)	704	732	3,188
Provision for (benefit of) income taxes (TEB)	(57)	175	172	981
Non-controlling interest	(9)	(8)	(34)	(49)

Net income (loss) — operating cash basis	$(42)	$521	$526	$2,158
Preferred dividends	(21)	(22)	(84)	(83)

Net income (loss) applicable to common shares — operating cash basis	$(63)	$499	$442	$2,075
Special increase in general provision, net of tax	—	—	—	(208)
Gain on sale of mutual fund record keeping and custody business, net of tax	—	—	32	—
Gain on sale of investment real estate, net of tax	—	—	—	275
Restructuring costs, net of tax	—	(76)	—	(138)
Income tax expense from income tax rate changes	—	—	—	(75)

Net income (loss) applicable to common shares — cash basis	(63)	423	474	1,929
Non-cash goodwill amortization, net of tax	—	(49)	—	(189)
Non-cash intangible amortization, net of tax	(156)	(171)	(634)	(440)

Net income (loss) applicable to common shares — reported basis	$(219)	$203	$(160)	$1,300

	(dollars)
Basic net income (loss) per common share
— operating cash basis	$(.10)	$.79	$.69	$3.31
Diluted net income (loss) per common share
— operating cash basis	(.10)	.78	.68	3.27
Basic net income (loss) per common share
— reported basis	(.34)	.32	(.25)	2.07
Diluted net income (loss) per common share
— reported basis	(.34)	.32	(.25)	2.05

Certain comparative amounts have been reclassified to conform with current year presentation.

Net Interest Income

        Net interest income on a taxable equivalent basis (TEB) was $1,441 million this quarter, a year-over-year increase of $100 million. Net interest income reported by TD Securities increased by $46 million as compared with the same quarter a year ago, primarily related to interest income from trading activities. Net interest income at TD Canada Trust decreased by $14 million to $1,032 million, and the net interest margin decreased by two basis points to 3.38% as compared with a year ago. Net interest income reported by TD Wealth Management remained relatively unchanged at $109 million as compared with a year ago.

Other Income

        Other income was $1,054 million, a decrease of $234 million or 18% from the same quarter last year.

        The investment securities portfolio incurred losses of $14 million in the quarter. This represents a significant decrease from net investment securities gains of $137 million in the fourth quarter of last year. The decrease is primarily attributable to weaker equity markets leading to fewer exit opportunities. Overall, the equity investment securities portfolio continues to have a surplus over its book value of $228 million compared with $370 million at the end of 2001.

        Trading income reported in other income decreased by $57 million, while trading related income generated by TD Securities — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $330 million for the quarter, a decrease of $39 million or 11% as compared with a year ago. This was a solid performance given the decrease in market volatility, the continued slowdown in corporate origination activity and weak credit markets. Trading related income in the quarter was supported by strong trading revenues in equity structured products and solid results from the Bank's credit hedging and trading activities.

        Income from loan securitizations decreased by $15 million or 22% as compared with a year ago, as a result of lower levels of securitized assets. Offsetting this decline in other income was a year-over-year increase in insurance revenues of $20 million or 25%.

Non-Interest Expenses

        Total operating cash expenses decreased by $100 million from a year ago to $1,635 million, primarily as a result of lower incentive compensation expenses. Operating cash expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. During the fourth quarter 2001, the Bank recorded a pre-tax restructuring charge of $130 million related to business restructuring initiatives at TD Securities. On a reported basis, expenses decreased by $348 million from a year ago to $1,861 million. In the fourth quarter 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $226 million compared with $344 million in the same quarter a year ago. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of a new accounting standard on goodwill and intangible assets.

        On an operating cash basis, the Bank's overall efficiency ratio improved to 65.5% in the current quarter from 66.0% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 58.7% this quarter as compared with 60.8% a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust.

Managing Risk and Balance Sheet

Credit Risk and Provision for Credit Losses

        During the quarter, the Bank expensed $950 million through the provision for credit losses compared with $190 million in the same quarter last year. Of the $950 million in provision for credit losses for the fourth quarter 2002, $600 million related to additional sectoral provisions and the remaining $350 million related to specific provisions on impaired loans. The full-year provision for credit losses is $2,925 million, up from the $620 million recorded last year (excluding special additions to general allowances in the first and second quarter 2001 amounting to $300 million in total).

        The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $975 million at the end of the quarter, compared with a $53 million excess at October 31, 2001. The Bank's total accumulated general allowance for credit losses amounted to $1,206 million at quarter end, relatively unchanged from October 31, 2001. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital — to an amount equal to 87.5 basis points of risk-weighted assets — under guidelines issued by the Office of the Superintendent of Financial Institutions.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. There have been no material changes in the policy during the quarter. Policy controls are augmented by active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter VaR usage, as well as year-to-date and fiscal 2001 averages. The Bank backtests its VaR by comparing it to daily net trading revenue. During the fourth quarter of fiscal 2002, daily net trading revenues were positive for 86% of the trading days. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading related businesses.

Value at Risk Usage

	For the three months ended		For the twelve months ended
	Oct. 31, 2002	Oct. 31, 2002 Average	Oct. 31, 2002 Average	Oct. 31, 2001 Average
	(millions of dollars)
Interest Rate Risk	$(13.5)	$(15.6)	$(16.6)	$(16.3)
Equity Risk	(6.6)	(8.0)	(11.1)	(11.3)
Foreign Exchange Risk	(3.3)	(1.8)	(2.1)	(1.9)
Commodity Risk	(.1)	(.5)	(.4)	(.3)
Diversification Effect	8.9	8.2	9.5	10.6
Global Value at Risk	(14.6)	(17.7)	(20.7)	(19.2)

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due as measured under normal operating conditions as well as under a stress test scenario. The Bank ensures that it has enough funds available to meet its obligations by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all of its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location. As at October 31, 2002, the Bank met all of its policy requirements.

Balance Sheet

        Total assets were $278 billion at the end of the fourth quarter, $10 billion or 3% lower than as at October 31, 2001. Lower volumes from trading securities contributed $13 billion to the decrease in total assets with securities purchased under resale agreements representing $7 billion of the decrease. Personal loans, including securitizations, increased by $3 billion, primarily attributable to a solid performance in the personal loan portfolio at TD Canada Trust. At the end of the fourth quarter, residential mortgages, including securitizations, increased by $2 billion from last year end to $69 billion. Bank-originated securitized assets not included on the balance sheet amounted to $15 billion compared with $18 billion a year ago.

        Wholesale deposits decreased by $11 billion and securities under repurchase agreements decreased by $6 billion as compared with October 31, 2001. Personal non-term deposits grew by $4 billion from October 31, 2001 to reach $51 billion, with TD Canada Trust accounting for the majority of this increase. Personal term deposits remained unchanged at $50 billion.

Capital

        As at October 31, 2002, the Bank's Tier 1 capital ratio was 8.1% compared with 8.4% at October 31, 2001. Risk-weighted assets declined by $6 billion from last year to $121 billion at October 31, 2002. The decline in risk-weighted assets resulted from ongoing monitoring and control of risk-weighted asset levels. Tier 1 capital declined from $10.6 billion as at October 31, 2001 to $9.8 billion. The reduction in Tier 1 capital was the result of the weak operating cash basis earnings recorded in 2002 coupled with dividend payments. In the second quarter, the Bank introduced a dividend reinvestment plan which resulted in reinvested dividends of $174 million by October 31, 2002. In addition, in the fourth quarter 2002, the Bank issued $350 million of TD Capital Trust Securities II, which partially qualified as Tier 1 capital.

REVIEW OF TD'S BUSINESSES

TD Canada Trust

        TD Canada Trust reported record earnings for the quarter. Operating cash basis net income was $287 million, $10 million or 4% higher than the same period last year and $5 million or 2% higher than last quarter. Operating cash basis return on economic capital was 27%, a decrease of 2 percentage points from last year and unchanged from last quarter.

        Total operating cash basis revenue grew 1% from last year. Real estate secured lending, deposits and home and auto insurance offered through TD Meloche Monnex were the main contributors to revenue growth, partly offset by a 2 basis point decline in the margin on average earning assets. Excluding non-recurring items in both periods, revenue grew by 4% from last year. Personal lending volume, including real estate secured, grew by $4.8 billion or 5%. Personal deposit volume grew $5.6 billion or 7% and business deposits grew by $3.3 billion or 16%. Commercial loans and acceptances contracted by $1.0 billion or 7%.

        Total operating cash basis revenue increased by $7 million from last quarter on growth in real estate secured lending and home and auto insurance, offset by reduced sales of TD Wealth Management products in the branches and the 2 basis point decline in the margin on average earning assets.

        A more normal level of commercial and small business provisions resulted in a $28 million or 30% increase in the provision for credit losses over last year. Provision for credit losses decreased by $12 million from the third quarter to $120 million in the fourth quarter. The $20 million agricultural sectoral provision taken in the prior quarter was drawn down in the current quarter by specific provisions.

        Operating cash basis expenses decreased 2% compared with last year, which was impacted by costs associated with the conversion of the retail branch network and the brand launch. Expense synergies realized from branch mergers also contributed to the decrease, offset in part by higher benefits costs, including pensions, and investments in customer service and process improvement initiatives. The operating cash basis efficiency ratio improved by 2.1 percentage points to 58.7%. Expenses were up $7 million compared to last quarter on higher benefits costs and increased operating expenses in fast growing TD Meloche Monnex, partly offset by branch merger synergies and a favourable impact from recent process improvement initiatives. The overall average number of employees decreased by 2,100 full-time equivalent compared with last year and by 900 compared with last quarter.

        A further 14 branch mergers were completed during the quarter bringing the total number of mergers under the integration program to 238. A further 24 mergers are scheduled for fiscal 2003. Our Retail Branch Customer Satisfaction Index (CSI) increased slightly during the quarter to 84.4%, up from 84.0% the previous quarter, and is now 1.0 percentage point higher than the pre-conversion level.

TD Securities

        In the fourth quarter, TD Securities' had an operating cash basis net loss of $357 million compared with net income of $239 million in the same quarter last year and a loss of $544 million last quarter. The poor performance was largely a result of a significant increase in the provisions for credit loss to $841 million. This represents an increase of $715 million from last year and a reduction of $291 million from last quarter.

        Total operating revenue for the quarter was $566 million, down $241 million from the same quarter last year. Corporate banking revenues declined due to reductions in the size of our loan book, lower fees related to slower corporate re-financing activities, and higher losses on asset sales. Investment banking performed well during the current quarter, with revenues down only modestly from last year despite a significant slowdown in corporate activity. Results in the current quarter reflect the completion of several key advisory mandates as well as executing debt and equity issuances for several telecommunications clients. Debt capital markets revenues were down approximately 30% from last year. The decline was mainly attributable to a slowdown in corporate client activity as well as deteriorating credit markets and a flatter yield curve. Equity capital markets had a strong performance in the quarter related to favorable trading revenues. Private equity revenues were flat for the quarter compared with a strong fourth quarter last year which included net security gains of approximately $140 million.

        Total provisions for credit losses in the quarter were $841 million. During the quarter, TD Securities established $426 million of specific provisions; $241 million was established through a charge for credit loss and $185 million was established by drawing down on the $850 million sectoral provision we established last quarter. We also took a $600 million charge for additional sectoral provisions related to exposures in our non-core loan book.

        Non-interest expenses of $276 million were $43 million or 13% lower than last year. The decrease is primarily a result of lower variable compensation.

        Overall, this was a difficult quarter to end a very difficult year for TD Securities. However, we are proactively addressing our key challenges and business issues. We are taking specific actions to improve performance in fiscal 2003 including increasing client profitability, growing our full service investment bank in Canada, opportunistically capitalizing on cross-border client flows as well as, leveraging our structuring, trading and distribution capabilities. These initiatives are consistent with our intention to significantly reduce the size of our lending book outside of Canada. Lending relationships which cannot meet our hurdle rate of return will be managed down within the non-core portfolio. Our objective is to exit the non-core loans as quickly and efficiently as possible in a manner which optimizes shareholder returns. While it remains difficult to forecast the precise timing of a sustainable market recovery, we are confident that the actions we have taken will lead to strong returns on capital over the long term.

TD Wealth Management

        TD Wealth Management's fourth quarter operating cash basis net income was $22 million, an increase of $3 million or 16% over last year and $2 million or 10% versus last quarter. Operating cash basis return on economic capital was 16% an increase of five percentage points from last year and one percentage point from last quarter. The operating cash basis efficiency ratio remained virtually flat from prior quarter at 91%, and improved over last year by one percentage point.

        Total operating cash basis revenue remained flat at $518 million compared with the prior year and versus prior quarter total revenue decreased $20 million reflecting lower commission-based transactions and asset-based fees. New accounts opened within the self-directed brokerage business decreased 14% compared to last year and 8% versus last quarter. Average trades per day declined 15% to 81,806 compared with last quarter. The decline in trades per day is consistent with major market declines during the quarter and continued investor uncertainty. Total wealth management expenses declined 1% over last year, and 4% over last quarter as we aggressively reduced costs in light of the uncertain market conditions.

        Assets under management declined to $112 billion this quarter, primarily due to the loss of institutional business volumes and continued North American market declines. This compares with assets under management of $119 billion a year ago and $122 billion last quarter. Assets under administration declined by $3 billion or 1% to $234 billion this quarter versus last quarter, and $6 billion or 3% versus last year.

        Although the market experienced some positive movement in the later part of the quarter, the overall quarterly performance reflected the continued lack of investor confidence in current markets. As a result, TD Wealth Management experienced continued declines in its fee-based businesses and lower than anticipated volumes in the self-directed and full-service brokerage businesses. Although we are uncertain when the market will improve, we believe that our well-established businesses will enable us to capitalize on the growing wealth needs of our customers in the short term and will enhance our industry position once investor confidence returns.

Other

        During the current quarter, the Other segment had operating cash basis net earnings of $6 million. The most significant factors contributing to this result were net earnings of $8 million related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. In addition, the Other segment included operating cash basis net earnings of $7 million related to the results from curtailed businesses, which was offset by $9 million after-tax charge for non-controlling interest in subsidiaries.

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FORM 6-K SIGNATURES
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS
TD Bank Financial Group implements aggressive strategy for renewed growth and performance after closing 2002 with disappointing results
REVIEW OF OPERATING PERFORMANCE
REVIEW OF TD'S BUSINESSES